Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE SECOND QUARTER OF 2009

AZOUR, Israel - August 12, 2009 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2009.

Highlights of the Quarter
—	A 12,000 net subscriber increase to a record of 533,000 as of June 30, 2009
—	Generated $5.1 million in operating cash flow

Second quarter Results
Revenues for the second quarter of 2009 reached US$28.4 million. This is 19% below revenues of US$35.2 million in the second quarter of 2008. Revenues grew by 4%, compared with revenues of $27.3 million in the prior quarter.

Gross profit for the second quarter of 2009 was US$ 14.1 million (49.5% of revenues) compared with US$16.5 million (46.9% of revenues) in the second quarter of last year. Operating profit for the second quarter of 2009 was US$6.0 million (21.1% of revenues) compared with an operating profit of US$6.8 million (19.3% of revenues) in the second quarter of 2008.

EBITDA for the quarter was $8.9 million (31.2% of revenues) compared to an EBITDA of $9.3 million (26.4% of revenues) in the second quarter of last year.

A financial expense of US$2.5 million was recorded as a result of the 6.5% depreciation of the US dollar against the Israeli shekel during the quarter, compared with the prior quarter. This, as previously explained, is due to the fact that most of the Company’s cash is held in US dollars, while Ituran’s functional currency in Israel is the Israeli Shekel. In the second quarter of 2008, Ituran had a financial expense of $2.3 million.

Net profit was US$2.4 million in the second quarter of 2009 (8.6% of revenues), compared with a net profit of US$2.5 million (7.1% of revenues), as reported in the second quarter of 2008. Fully diluted EPS in the second quarter of 2009 was US$0.12, compared with fully diluted EPS of US$0.12 in the second quarter of 2008.

Cash flow from operations during the quarter generated US$5.1 million.

As of June 30, 2009, the Company had a net cash position (including marketable securities) of US$57.7 million compared with US$55.3 million on December 31st, 2008.

Eyal Sheratzky, Co-CEO of Ituran said, “Our results are very much a demonstration of the robust and profitable platform that we have built and developed in the past few years. Our firmly established customer base through its recurring revenue stream is currently providing us with good stability and strong cash generation. Over the long term, we will continue to capitalize on the inherent long-term operating leverage in our business, built on our stable core business and a growing base of subscribers.”

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call later today, August 12th, 2009 at 8:30am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
CANADA Dial-in Number: 1 888 604 5839
ISRAEL Dial-in Number: 03 918 0685
INTERNATIONAL Dial-in Number: +972 3 918 0685

At: 8:30am Eastern Time, 5:30am Pacific Time, 3:30pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: http://www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 533,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2009	2008

Current assets
Cash and cash equivalents	29,996	12,511
Deposit in escrow	13,041	12,998
Investments in trading marketable securities	15,056	30,159
Accounts receivable (net of allowance for doubtful accounts)	23,798	26,729
Other current assets	5,455	5,487
Inventories	13,646	11,659

	100,992	99,543

Long-term investments and debit balances
Investments in affiliated companies	199	180
Investments in other companies	78	80
Available for sale marketable securities	3,038	2,988
Other current assets	2,071	1,443
Loan to former employee	558	558
Deferred income taxes	6,778	6,544
Funds in respect of employee rights upon retirement	3,061	2,792

	15,783	14,585

Property and equipment, net	30,957	27,074

Intangible assets, net	5,732	6,967

Goodwill	9,448	9,730

Total assets	162,912	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2009	2008

Current liabilities
Credit from banking institutions	352	320
Accounts payable	13,039	11,642
Deferred revenues	5,093	4,821
Other current liabilities	15,115	16,333

	33,599	33,116

Long-term liabilities
Liability for employee rights upon retirement	4,902	4,747
Deferred income taxes	1,290	1,463

	6,192	6,210

Minority interest	3,192	3,124

Capital Notes	5,894	5,894

Total shareholders' equity	114,035	109,555

Total liabilities and shareholders' equity	162,912	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Six month		Three month
	Period ended June 30,		Period ended June 30,
(in thousands except per share data)	2009	2008	2009	2008

Revenues:
Location-based services	41,528	41,671	21,394	21,843
Wireless communications products	14,148	26,318	7,030	13,332

	55,676	67,989	28,424	35,175

Cost of revenues:
Location-based services	15,612	15,459	8,016	8,268
Wireless communications products	12,685	20,896	6,337	10,414

	28,297	36,355	14,353	18,682

Gross profit	27,379	31,634	14,071	16,493
Research and development expenses	180	200	90	94
Selling and marketing expenses	3,537	5,060	1,833	2,419
General and administrative expenses	12,673	13,268	6,162	7,186
Other expenses (income), net	(10)	23	-	(12)

Operating income	10,999	13,083	5,986	6,806
Financing income (expenses) , net	1,610	(6,664)	(2,544)	(2,293)

Income before taxes on income	12,609	6,419	3,442	4,513
Taxes on income	(4,306)	(2,470)	(944)	(1,689)

	8,303	3,949	2,498	2,824
Share in gains (losses) of affiliated
companies, net	15	(29)	15	(13)
Minority interests in income of
subsidiaries	(285)	(562)	(75)	(315)

Net income for the period	8,033	3,358	2,438	2,496

Earnings per share:
Basic	0.38	0.15	0.12	0.12

Diluted	0.38	0.15	0.12	0.12

Weighted average number of shares
outstanding (in thousands):
Basic	20,968	21,850	20,968	21,593

Diluted	20,977	21,859	20,977	21,601

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands)	2009	2008	2009	2008

Cash flows from operating activities
Net income for the period	8,033	3,358	2,438	2,496
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5,545	4,712	2,908	2,493
Exchange differences on principal of deposit and loan, net	(448)	85	(397)	37
Exchange differences on principal of marketable securities	(908)	(92)	980	(49)
Increase in liability for employee rights upon retirement	297	345	220	234
Share in losses (gains) of affiliated companies, net	(15)	29	(15)	13
Deferred income taxes	(556)	222	(241)	801
Capital loses (gains) on sale of property and equipment, net	(10)	54	-	21
Minority interests in profits of subsidiaries, net	285	562	75	315
Decrease (increase) in accounts receivable	1,932	(2,521)	2,178	1,112
Increase in other current assets	(481)	(2,501)	(705)	(2,302)
Decrease (increase) in inventories and contracts in process, net	(2,335)	305	(938)	1,251
Increase (decrease) in accounts payable	1,745	1,447	(356)	(506)
Increase (decrease) in deferred revenues	416	(429)	(96)	(740)
Increase (decrease) in other current liabilities	(730)	1,500	(967)	107

Net cash provided by operating activities	12,770	7,076	5,084	5,283

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of
withdrawals	(352)	(263)	(236)	(196)
Capital expenditures	(5,752)	(7,448)	(3,261)	(4,697)
Deposit	(261)	(350)	(98)	(350)
Proceeds from sale of property and equipment	37	164	11	32
Investment in marketable securities	(30,490)	(1,760)	(14,993)	(87)
Sale of marketable securities	45,600	12,010	15,500	10,358
Proceeds from sale of subsidiary	-	58,720	-	-

Net cash used in investment activities	8,782	61,073	(3,077)	5,060

Cash flows from financing activities
Short-term credit from banking institutions, net	42	13,242	(71)	2,425
Dividend paid	(3,566)	(29,223)	(3,566)	(29,223)
Dividend paid to minority interest of a subsidiary	(169)	-	(169)	-
Purchase of shares from treasury	-	(22,093)	-	(8,881)

Net cash used in financing activities	(3,693)	(38,074)	(3,806)	(35,679)

Effect of exchange rate changes on cash and cash equivalents	(374)	8,318	2,002	5,954

Net increase (decrease) in cash and cash equivalents	17,485	38,393	203	(19,382)
Balance of cash and cash equivalents at beginning of period	12,511	28,669	29,793	86,444

Balance of cash and cash equivalents at end of period	29,996	67,062	29,996	67,062